Exhibit B-3



		       PROPOSAL FOR INCLUSION OF A TRANSCO
		      INCLUDING ENTERGY WITHIN THE SPP RTO

     This Proposal outlines the terms and conditions in a proposed Appendix to the Southwest Power Pool's ("SPP's") Membership Agreement that, provided SPP and Transco agree to implement the same congestion management regime, would allow a Transco including Entergy ("the Transco") to operate within the structure, and under the oversight, of an SPP RTO. This is referred to as a Partnership RTO structure.

     1. Basic Governance and Operational Responsibilities. This proposal will allow the Transco to operate under the oversight of the Partnership RTO. The SPP's role shall include (1) acting as regional Security Coordinator for the SPP and Transco systems; (2) performing, subject to the conditions set forth in paragraph 4, the ATC and TTC calculations for the Transco; (3) fostering full and complete input by market participants into the Transco's policies; (4) overseeing a regional transmission expansion planning process; and (5) providing an appropriate forum for market monitoring and dispute resolution. The proposal should also prevent rate pancaking in the SPP's and Transco's regions. Transco shall have the option of participating on the SPP RTO Board of Directors on the same terms and conditions as all other SPP RTO Members. These provisions are currently set out in Sections 4.2 and 4.3 of the Southwest Power Pool Bylaws.

     2. Because SPP will perform multiple roles under the Partnership RTO model, the staff structure and organization will be reviewed and appropriately modified to ensure non-discriminatory treatment of all parties with respect to Partnership RTO functions. The organizational structure will be designed to provide independence between the Partnership RTO functions: oversight, planning, security coordination and market monitoring, all of which will be performed by SPP, and the transmission provider and tariff administrator functions, which will be performed by SPP, by SPP non-Transco members, and by Transco. These changes are focused on complying with the objectives outlined in FERC Order No. 2000. In particular, the following functions will be separated with a code of conduct specifying the policies and procedures that must be followed in all business transactions between these functions:

     a) Transmission provider and tariff administration functions. SPP will be a transmission provider within the Partnership RTO territory, as will Transco. There should be a level playing field among all transmission


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	  providers, control area operators, and transmission users under the
	  Partnership RTO.

     b) Regional coordination and planning functions. SPP will provide security coordination and regional planning functions for the entire Partnership RTO region. The security coordinator function should be clearly separated from the transmission provider and tariff administrator function. The separation of the security coordinator function may be achieved, at the election of the SPP Board, either through the use of a strict code of conduct or by organizational separation, in which case the security coordinator would report to the SPP Board of Directors, independently from the tariff administrator function. The code of conduct would strictly forbid the security coordinator from taking any actions in carrying out the duties and responsibilities of security coordinator that advantage the transactions over one transmission owners system over the transactions over any other transmission owners system.

     c) Oversight functions. Under this proposal, SPP's oversight responsibilities include market monitoring and ADR. These functions will be carried out by a separate group of employees and managers reporting directly to the SPP Board. The Board may use an independent outside firm to assist in the monitoring activities. The scope of the monitoring function is described below in paragraph 16. It includes monitoring of the other functions of SPP, including security coordination.

     3. FERC Review and Approval of the Transco Proposal. The Transco shall seek and obtain FERC approval to establish and operate as a Transco under the SPP RTO.

     4. Transmission Tariff. The Partnership RTO shall administer a single tariff that will apply to transmission service within the SPP and Transco. Transco will have control over those portions of the tariff that affect the commercial terms and conditions of transmission service over Transco's facilities. Transco shall possess the unilateral right, without receiving any SPP or Partnership RTO approval, to make filings at FERC proposing rate or rate structure changes (including incentive rate structures) involving transmission charges for service to load within the Transco or transmission service that does not cross any of the SPP transmission operator facilities. Transco also retains the right to unilaterally make filings at FERC for the purposes of implementing new transmission services that are not contained in the RTO Transmission Tariff, provided that such unilateral filings do not alter terms and conditions of service across the SPP Systems other than the Transco. Transco will provide SPP


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with a copy of any such filing 30 days prior to filing with FERC and will make reasonable efforts to resolve any issues regarding the new service prior to filing at FERC, but in no circumstances shall this extend beyond 45 days from the time SPP is provided a copy of the proposed filing. A detailed list of the pro forma tariff provisions that Transco will have the unilateral right to change through FERC filings will be developed and attached to this agreement as [and set forth in detail in] Service Schedule A.

     The Transco will be responsible for conducting studies and scheduling transactions on the Transco's system and shall be the provider of last resort for ancillary services in accordance with FERC Order Nos. 888 and 2000. The SPP and Transco agree to use a single model incorporating the VST model (Vacar, Southern and TVA) for calculating ATC/TTC. Provided that the SPP and Transco agree to utilize the same congestion management regime, the SPP RTO will perform all ATC/TTC calculations utilizing a methodology that is mutually agreed to between Transco and the SPP, including the requirement that the SPP RTO agrees: to (1) accommodate Transco's ATC/TTC calculation frequency requirements; (2) to coordinate with adjoining reliability regions to ensure that differing calculation assumptions or methods between the adjoining regions and Transco/SPP do not invalidate the border ATC/TTC values; (3) that Transco shall be responsible for establishing the ratings of its facilities; (4) to ensure that TTC/ATC values are consistent with a simultaneously feasible set of transmission rights; and (5) to coordinate with Transco to ensure that the most up-to-date VST model information is included in the SPP model .- The Transco shall have real-time access to the ATC/TTC calculations. If the Transco and the SPP cannot resolve a disagreement over the calculation of ATCs or TTCs, then the Transco can submit that disagreement to the Partnership RTO's ADR process, provided that, in the absence of System security issues, the Transco's calculation shall be binding during the pendency of the ADR proceeding.

     5.   Transmission Rates. In designing transmission rates, SPP and
Transco agree that there shall be no pancaked rates for transmission service with respect to transactions using both the Transco and SPP systems. To implement this, they will agree to reciprocal waiver of access charges for transactions scheduled on one system that terminate on the other system. For transmission service on either the Transco's system or the SPP's system, but not both, that is scheduled to sink outside the Partnership RTO's system (including transmission through and out service), the customer shall pay the transmitting system's rate. For transmission service on both the Transco's and SPP's systems to load outside the system (including transmission through and out service), the Transco and the SPP shall develop an appropriate single joint rate. The Transco and the SPP shall develop a rate formula that compensates the Transco and the SPP for their proportionate contribution to these transactions. Within these


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limitations, the Transco shall possess the unilateral right to propose rates and ratestructures (including innovative rate-making proposals) for transmission service over the Transco's transmission facilities.

     6. Billing. The Transco shall be responsible for billing for transmission service that terminates on or only crosses the Transco's system. The SPP shall be responsible for billing for transmission service that terminates on or only crosses the SPP system. For transactions on both the SPP's and the Transco's systems that terminate outside the combined region, the billing shall be handled by the system on which the power exits the combined region, provided, however, that the rate for such service will be the single joint rate described in paragraph 4 of this document.

     SPP's Schedule 1 tariff administration fee shall apply to transmission service within the Transco. If Transco maintains a separate tariff, Transco shall develop, file and apply a rate schedule to collect this fee and will provide such revenues to SPP on a monthly basis, consistent with SPP's billing processes. Transco's total responsibility for SPP costs incurred to provide services and systems that are used by Transco and other SPP members shall be capped at a level equal to such costs multiplied by the ratio of the share of annual load served by Transco's transmission system to the annual load served by the Partnership RTO's transmission system.

     7. Unified OASIS Site. The SPP and the Transco shall work to jointly develop and administer a unified OASIS site for transmission service under the SPP's and Transco's tariff. Both parties, however, shall have the option to build, maintain and administer additional features to the OASIS site in response to the needs of customers or the market. SPP and Transco shall ensure that market participants have the ability to obtain transmission service across the transmission facilities of the SPP/Transco RTO through the use of one OASIS site.

     8. Congestion Management. The Transco and SPP shall develop and implement a congestion management plan for managing and relieving constraints within the Transco's system. The Transco and the SPP agree to work together in an effort to develop a single regional approach to congestion management. If the SPP so requests, Transco agrees to make its congestion management system available to SPP members at cost. Should SPP elect to develop its own system for congestion management, Transco and SPP will coordinate their systems to ensure maximum efficiency. At a minimum, they agree to develop a system for the joint procurement of ancillary services and a joint protocol to address the effect of parallel flow within the combined region that is caused by transactions scheduled on either SPP or Transco.


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     9.   Losses. The Transco shall develop and implement a proposal for loss responsibility within the Transco's system. The Transco will coordinate with the SPP, and its members, to develop a proposal to calculate losses on transactions over the SPP's and the Transco's system.

     10. Curtailments. SPP shall act as the regional Security Coordinator for the SPP and Transco systems. In its role as Security Coordinator, SPP will allow Transco to provide redispatch alternatives to the Security Coordinator for transactions not scheduled by Transco that affect Transco flowgates that will alleviate the need for transmission line loading relief (TLR). These redispatch instructions will be by Transco.

     11. Operations. The Transco shall be responsible for the operation of the Transco's transmission system. This includes the responsibility to establish ratings and operating procedures, and develop transmission and generation outage schedules which will be coordinated with the SPP RTO, and to develop congestion management proposals. Transco and SPP will develop transmission and generation outage schedules designed to balance grid optimization with good utility practice.

     12. New Generator Interconnections. Transco shall be responsible for evaluating and implementing requests for new generator interconnections on its system. SPP and Transco will work together to develop a single procedure for generator interconnections within the Partnership RTO. Market participants seeking generator interconnections with Transco may use the SPP dispute resolution process.

     13. Reliability Oversight and Input. The SPP shall be informed of, and shall be allowed to provide input into, the operational practices of the Transco so that the SPP can determine whether such practices have an adverse reliability impact anywhere in the region. The SPP may challenge operational procedures or practices of the Transco through the SPP's dispute resolution process; provided that the Transco's actions shall be binding pending the dispute resolution process.

     14. Planning and Expansion. The Transco shall develop its own transmission plan for its region that includes both market-funded and rate-funded projects. This will be submitted to the SPP for review and inclusion in an RTO-wide plan which the SPP shall prepare. Transco may, at its option, participate in the expansion of the transmission grid through market-funded projects. The SPP shall review all rate-funded projects for reliability considerations and appropriateness and then incorporate such projects into the overall Partnership RTO expansion plan.. The SPP's review of market-funded projects shall be limited to reliability considerations. SPP and Transco will develop a formula to be used to apportion responsibility among all RTO


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transmission owners for the funding of projects that were not included in the
Transco's plan but that the SPP has determined are required for regional reliability reasons.

     SPP, through its affected members, and Transco mutually agree to construct facilities to meet new requests for firm transmission service subject to the development of appropriate cost-sharing arrangements and subject to obtaining all necessary governmental and regulatory approvals. In carrying out this obligation, Transco and SPP agree to use due diligence in meeting these requests regardless of whether the request originates on the Transco system or the portion of the grid under the control of the SPP transmission operator. SPP and Transco also agree to work together to determine the financial responsibility and the sharing of costs required to construct any new facilities required to meet these requests.

     15. Multi-State Transmission Planning Agreements. SPP and Transco agree to work together jointly to support any multi-state transmission planning compact that is developed in their region.

     16. Monitoring. The Partnership RTO shall be responsible for all market monitoring activities required of the Partnership RTO. The monitoring function will also extend to SPP's security coordination function. In its role as market monitor, the SPP shall have the authority to collect information and issue reports to appropriate regulatory agencies, but it shall not have the authority to impose penalties. The SPP's cost of monitoring the Transco's markets shall be borne by the Transco and its customers. The SPP and Transco shall be responsible for enforcing compliance with the provisions of their respective tariffs.

     17. Liability. The Transco shall assume liability for all acts or omission resulting from the functions performed by the Transco and shall indemnify and hold the SPP harmless for its actions in performing those functions.

     18. Dispute Resolution. The SPP, and its dispute resolution process, shall be utilized for addressing all disputes between the Transco and SPP concerning the arrangements set forth in this RTO Partnership Agreement provided that disputes between the SPP and Transco shall be subject to non-binding arbitration unless the parties agree otherwise. Disputes between Transco, SPP members, or other market participants shall be subject to non-binding dispute resolution procedures unless the parties agree otherwise.

     19. Coordination. The Transco and the SPP shall cooperate and use their best efforts to develop procedures and protocols to allow the Transco to operate within the structure of the SPP.


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     20.  Stakeholder and State Commission Input. The SPP's oversight shall allow input from state commissions and market participants into the Transco's operations and procedures. This may take the form of an SPP advisory committee to be established for this purpose. The Transco shall establish a liaison with such advisory committee, or comparable organization, and shall support the process allowing input from state commissions and market participants. Additionally, Transco will establish a Market Rules Committee, comprised of market participants, for the purpose of providing input and recommendations to Transco on changes to the market rules that will improve the overall efficiency and operation of the competitive generation market.

     21. Expandability of Transco. The Transco shall be structured to reasonably accommodate other SPP members and non-members who elect to join. Any current SPP member shall have the right, upon one year's advance notice, (consistent with Section 4 of the SPP Members Agreement) to commit its assets to the Transco and to have its transmission facilities included within the Transco Tariff on terms and conditions comparable to the terms and conditions provided to the initial Transco members.

     22. Survivability. This Agreement shall remain binding and shall be accommodated in the event that the SPP merges or combines with another regional transmission entity. In any instance where the provisions contained within this RTO Partnership Agreement, are in conflict with the SPP Bylaws or the SPP Membership Agreement, the terms and conditions of this document shall control.

     23. Withdrawal Rights. The Transco shall have the same rights to withdraw from the SPP as other SPP members under section 4 of the SPP Membership Agreement. Such withdrawal shall be subject to FERC approval.


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			      SOUTHWEST POWER POOL
			   BOARD OF DIRECTORS MEETING
		   EMBASSY SUITES OUTDOOR WORLD - D/FW AIRPORT
				  JULY 20, 2000


			    -SUMMARY OF ACTION ITEMS-

1.   Approved minutes of the May 11, 2000 meeting as distributed.

2. Approved a memorandum of understanding containing terms and conditions for the development of a contractual attachment to SPP's membership agreement for an independent transmission company (Transco) including Entergy to operate within the structure and under the oversight of the SPP RTO.

3. Endorsed a report of the RTO Working Group as indication the organizational documents, to be modified pursuant to RTOWG recommendations, meet with the Board's satisfaction fora second SPP filing seeking FERC recognition as an RTO.


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			      SOUTHWEST POWER POOL
			   BOARD OF DIRECTORS MEETING
			D/FW AIRPORT HYATT -DALLAS, TEXAS
				 AUGUST 30, 2000

			    -SUMMARY OF ACTION ITEMS-

Approved minutes of the July 20, 2000 Board of Directors meeting as distributed.

Approved recommended actions by the RTO Working Group for a second filing seeking FERC recognition of SPP as an RTO, which included:
	  1. Acceptance of the RTOWG report as indication the collaborative process used in its development met with the Board of Director's satisfaction;
	  2. Concurrence on maintenance of SPP's existing Bylaws, including SPP's current governance structure;
	  3. Approval of proposed process for Section 203 filings by FERC jurisdictional transmission owning members with SPP's RTO filing;
	  4.   Approval of a new RTO membership agreement;
	  5. Approval of proposed public and regulatory education process to be used in development of SPP RTO filing;
	  6. Approval of proposed market settlement process and budgeting items covering a six-year net present cost of $42 million for implementation of necessary systems and additional personnel, subject to approval of a specific methodology, financial plan, and vendor recommendation by the Commercial Practices Committee;
	  7. Approval of market monitoring procedures and proposed personnel (3 FTEs), or the outsourcing of this responsibility if more cost-effective;
	  8. Acceptance of the report as indication the efforts undertaken to address SPP's scope and configuration meet with the Board of Director's satisfaction.
	  9. Approval of proposed hybrid principles for market-based congestions management and formation of a Market Rules Working Group, reporting to the Commercial Practices Committee, to proceed with development of market rules to implement the hybrid principles;
	  10. Acceptance of the report as indication the Seams Sub-Team proposed actions meet with the Board of Director's satisfaction
	       and are to be further developed for subsequent action; and
	  11.  Approval of proposed modifications to SPP's regional transmission
	       service tariff with specific changes to be approved by the
	       Regional Tariff Working Group prior to filing.

Approved a recommendation from the floor directing the Staff to recommend a formula rate methodology, including functionalization, for consideration by the Board of Directors at their regular November meeting.

Approved a recommendation from the Market Settlement Working Group and the Commercial Practices Committee to ratify the selection of Andersen Consulting to develop SPP's market settlement system, and the development of a specific contract for such.